SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                            CHINA NATURAL GAS, INC.
________________________________________________________________________________
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   168910 10 7
________________________________________________________________________________
                                 (CUSIP Number)

                                   Mr. Chen Bo
                              Bodisen Biotech, Inc.
               North Part of Xinquia Road, Yang Ling Agricultural
          High-Tech Industries Demonstration Zone, Yang Ling, People's
                            Republic of China 712100

                                 86-29-87074957
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2005
________________________________________________________________________________
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

________________________________________________________________________________

  CUSIP No. 222891 10 3              13D                     Page 2 of 5 Pages

________________________________________________________________________________
1         NAME OF REPORTING PERSONS
          Yangling Bodisen Biotech Development Co., Ltd.


          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          n/a
________________________________________________________________________________

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |_|
________________________________________________________________________________

3         SEC USE ONLY
________________________________________________________________________________

4         SOURCE OF FUNDS*
          OO
________________________________________________________________________________

5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEM
          2(d) or
          2(e) |_|
________________________________________________________________________________

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          China
________________________________________________________________________________


                          7   SOLE VOTING POWER
   NUMBER OF SHARES           515,942 shares of common stock.
                       _________________________________________________________


     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY               0
                       _________________________________________________________
         EACH
      REPORTING           9   SOLE DISPOSITIVE POWER
                              515,942 shares of common stock.

                       _________________________________________________________

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                              0
                       _________________________________________________________

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          515,942 shares of common stock.
________________________________________________________________________________

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
          |_|
________________________________________________________________________________

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.2%
________________________________________________________________________________

  14      TYPE OF REPORTING PERSON*
          CO
________________________________________________________________________________

                                                             Page 3 of 5 Pages

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, par value $.0001 per share, of China Natural Gas, Inc. (formerly Coventure International Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Issuer are presently located at Tang Xing Shu Ma Building, Suite 418, Tang Xing Road, Xian High Tech Area, Xian, Shaanxi Province, China.

Item 2. Identity and Background.

     This statement is being filed by Yangling Bodisen Biotech Development Co., Ltd., a company formed under the laws of the Peoples Republic of China ("Bodisen"). Bodisen is a wholly-owned subsidiary of Bodisen Biotech, Inc., a corporation formed under the laws of the state of Delaware. Bodisen maintains an office at North Part of Xinquia Road, Yang Ling Agricultural, High-Tech Industries Demonstration Zone, Yang Ling, People's Republic of China.

     On December 6, 2005, the Company entered into and closed a share purchase agreement with Xian Xilan Natural Gas Co., Ltd., a corporation formed under the laws of the People's Republic of China ("Xilan"), and each of Xilan's shareholders, including Bodisen (the "Purchase Agreement"). Pursuant to the Agreement, the Company acquired all of the issued and outstanding capital stock of Xilan from the Xilan shareholders in exchange for 4,000,000 shares of Company common stock. In connection with the acquisition of Xilan on December 6, 2005, Chen Bo, President and a member of the Board of Directors of Bodisen Biotech, Inc. will be appointed as a member of the Board of Directors the Company.

     During the past five years, neither Mr. Bo nor Bodisen has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The sole source of consideration for the issuance of the shares of the Company owned by Bodisen was the tender of their ownership of outstanding shares of Xilan pursuant to the Purchase Agreement.

Item 4. Purpose of Transaction.

        See Item 2 above.

Item 5. Interest in Securities of the Issuer.

     Under the rules and regulations of the Securities and Exchange Commission, Bodisen beneficially owns 515,942 shares of common stock, representing 10.2% of the outstanding shares of common stock of the Company. The percentage of outstanding shares of common stock is computed based on 5,051,022 shares of common stock outstanding. Except for the transactions described herein, neither Mr. Bo nor Bodisen has any plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

                                                              Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

         1. Securities Purchase Agreement dated as of December 6, 2005, by and among Coventure International Inc., Xian Xilan Natural Gas Co.,Ltd. and each of Xilan's shareholders (incorporated by reference to the Company's Form 8-K filed on December 9, 2005).

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 19, 2005
                                                  YANGLING BODISEN BIOTECH
                                                  DEVELOPMENT CO, LTD.


                                                   By: /s/ CHEN BO
                                                   ---------------
                                                   Name: Chen Bo
                                                   Title: President